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EXHIBIT 99.6
                       ALR TECHNOLOGIES INC.
                        15446 Bel-Red Road
                  Redmond, Washington 98052-5507
                   Phone; (425) 376-ALRT (2578)
                        Fax: (425) 376-2580

June 7, 1999

VIA FAX MR. 664-3795
Mr. Norman van Roam
Suite 505 - 318 Homer Street
Vancouver, BC V6B 2V3

Dear Mr. van Roggen:

     We set out below the terms of a proposal as per your conversations with John Baldwin as follows:

     (a) You agree to provide your written resignation as a director and officer of ALR Technologies Inc. (the "Corporation") effective today. The Corporation will promptly make all required statutory filings and announcements and will promptly copy you with these.

     (b) You will receive a grant of options to purchase 100,000 shares of the Corporation at US$0.50 per share exercisable for two years. This grant will be subject to the obtaining of any required regulatory approvals and the filing of a Form 10-SB and Form S-8 as required by United States securities legislation. The Corporation will the the Form S-8 within 15 days of Form 10-SB going "effective" (estimated 60 days from filing date).

     (c) A letter of indemnity in the form of the attached is delivered together with this letter.

     (d) This letter agreement is intended to resolve all claims between yourself and the Corporation, ALR (A Little Reminder) Inc., Timely Devices Inc. and all directors and officers (and former directors and officers) of such entities. You agree, at the request and expense of the Corporation, to enter into mutual releases of all claims with the foregoing.

     This proposal is open for acceptance until 12.00 noon on Monday, June 7.,1999 and, if you are in agreement, you should sign your acceptance where indicated below.

Yours truly,
ALR TECHNOLOGIES INC.

_______________________
Director

The foregoing is accepted

/s/ Norman van Roggen
Norman van Roggen